Exhibit 99(a)(18)

                         U.S. TIMBERLANDS COMPANY, L.P.

FOR IMMEDIATE RELEASE

Contact: Thomas C. Ludlow
         Chief Financial Officer
         U.S. Timberlands Company, L.P.
         (212) 755-1100
         Paulette Jordan
         (212) 755-1100

                         U.S. TIMBERLANDS COMPANY, L.P.
                         ANNOUNCES COMPLETION OF MERGER

NEW YORK, June 26, 2003 - - U.S. Timberlands Company, L.P. (OTC Bulletin Board:
TIMBZ.OB) announced that, at a special meeting of its limited partners held earlier today, the limited partners approved the Agreement and Plan of Merger, dated as of October 16, 2002, which provides for the merger of U.S. Timberlands Acquisition Co., LLC, an acquisition entity formed by the company's management, with and into the company. A Certificate of Merger was filed with the Secretary of State of the State of Delaware shortly after the meeting, and the merger is now effective.

As a result of the merger, U.S. Timberlands Holdings Group, LLC now owns all of the outstanding limited partnership interests of the company, and all common units held by unaffiliated limited partners have been converted into the right to receive $3.00 per common unit in cash, without interest.

The company will mail written instructions informing former limited partners whose common units were cancelled in the merger how to exchange their common unit certificates for the merger consideration. Any questions concerning the merger should be addressed to the Information Agent, Innisfree M&A Incorporated, at (212) 750-5833 or (888) 750-5834.

U.S. Timberlands Company, L.P. and its affiliate own 667,000 fee acres of timberland and cutting rights on 18,000 acres of timberland containing total merchantable timber volume estimated to be approximately 1.6 billion board feet in Oregon and Washington, east of the Cascade Range. U.S. Timberlands specializes in the growing of trees and the sale of logs and standing timber. Logs harvested from the timberlands are sold to unaffiliated domestic conversion facilities. These logs are processed for sale as lumber, molding products, doors, millwork, commodity and overlaid plywood products, laminated veneer lumber, engineered wood I-beams, particleboard, hardboard, paper and other wood products. These products are used in residential, commercial and industrial construction, home remodeling and repair and general industrial applications as well as a variety of paper products. U.S. Timberlands also

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owns and operates its own seed orchard and produces approximately five million conifer seedlings annually from its nursery, approximately 75% of which are used for its own internal reforestation programs, with the balance sold to other forest products companies.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal securities laws. Although U.S. Timberlands believes that expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Such risks, trends and uncertainties include the highly cyclical nature of the forest products industry, economic conditions in export markets, the possibility that timber supply could increase if governmental, environmental or endangered species policies change, and limitations on U.S. Timberlands' ability to harvest its timber due to adverse natural conditions or increased governmental restrictions. For a more complete description of factors, which could impact U.S. Timberlands and the statements contained herein, reference should be made to U.S. Timberlands' filings with the United States Securities and Exchange Commission.